UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Alere Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01449J105
(CUSIP Number)

JEROME LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,738
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,738
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,099
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,099
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,505
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,505
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,173
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,173
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 642,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 642,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,334
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 151,334
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,059,696
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,059,696
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,907
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,907
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,813,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,813,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,906,033
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,906,033
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,906,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,906,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,906,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,906,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,906,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,906,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,906,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CURT R. HARTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON THEODORE E. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 925
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 925
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a)-(c) are amended and restated as follows:

(a)           This statement is filed by:

(i)            Coppersmith Capital Management, LLC, a Delaware limited liability company (“Coppersmith Capital”), as the Investment Adviser to a number of investment funds or managed accounts (collectively, the “Coppersmith Accounts”);

(ii)           Jerome J. Lande, as a Managing Member of Coppersmith Capital;

(iii)          Craig Rosenblum, as a Member of Coppersmith Capital;

(iv)          Scopia Long LLC, a Delaware limited liability company (“Scopia Long”), with respect to the Shares directly and beneficially owned by it;

(v)           Scopia Partners QP LLC, a Delaware limited liability company (“Scopia QP LLC”), with respect to the Shares directly and beneficially owned by it;

(vi)          Scopia PX, LLC, a Delaware limited liability company (“Scopia PX”), with respect to the Shares directly and beneficially owned by it;

(vii)         Scopia Partners LLC, a Delaware limited liability company (“Scopia Partners”), with respect to the Shares directly and beneficially owned by it;

(viii)        Scopia Windmill Fund, LP, a Delaware limited liability company (“Scopia Windmill”), with respect to the Shares directly and beneficially owned by it;

(ix)           Scopia International Master Fund LP, a Bermuda limited partnership (“Scopia International”), with respect to the Shares directly and beneficially owned by it;

(x)            Scopia PX International Master Fund LP, a Bermuda limited partnership (“Scopia PX International”), with respect to the Shares directly and beneficially owned by it;

(xi)           Scopia LB LLC, a Delaware limited liability company (“Scopia LB”), with respect to the Shares directly and beneficially owned by it;

(xii)          Scopia Capital GP LLC, a Delaware limited liability company (“Scopia Capital”), as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and the general partner of Scopia Windmill, Scopia International and Scopia PX International;

(xiii)         Scopia Capital Management LLC, a Delaware limited liability company (“Scopia Management”), as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of a certain separately managed account (the “Managed Account”);

CUSIP NO. 01449J105

(xiv)        Matthew Sirovich, as a Managing Member of Scopia Capital, Manager of Scopia Management, and Managing Director and Executive Vice President of Scopia Management, Inc., which serves as the Managing Member of Scopia Management;

(xv)         Jeremy Mindich, as a Managing Member of Scopia Capital, Manager of Scopia Management, and a Managing Director and President of Scopia Management, Inc., which serves as the Managing Member of Scopia Management;

(xvi)        Curt R. Hartman; and

(xvii)       Theodore E. Martin.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Coppersmith Capital and Messrs. Lande and Rosenblum is 1370 Sixth Avenue, 25th Floor, New York, New York 10019.

The address of the principal office of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia LB, Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.  The address of the principal office of each of Scopia International and Scopia PX International is C/O Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton, Bermuda HM12.

The principal address of each of Messrs. Hartman and Martin is c/o Coppersmith Capital Management, LLC, 1370 Sixth Avenue, 25th Floor, New York, New York 10019.

(c)           The principal business of Coppersmith Capital is serving as the Investment Manager of the Coppersmith Accounts. Messrs. Lande and Rosenblum serve as Managing Member and Member, respectively, of Coppersmith Capital.

The principal business of each of Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB is serving as investment vehicles that invest primarily in publicly-traded equities.  The principal business of Scopia Long is serving as a “long only” investment vehicle that invests primarily in publicly-traded equities on U.S. exchanges.  The principal business of Scopia Capital is serving as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and as the general partner of Scopia Windmill, Scopia International and Scopia PX International.  Scopia Management provides investment advisory and management services and acts as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of the Managed Account.  Messrs. Sirovich and Mindich serve as the Managing Members of Scopia Capital, Managers of Scopia Management and Managing Directors and the Executive Vice President and President, respectively, of Scopia Management, Inc., which serves as the Managing Member of Scopia Management.

Mr. Hartman was most recently the Interim Chief Executive Officer of Stryker Corporation (NYSE:SYK), a publicly traded large cap medical device company, from February 2012 to October 2012.  Mr. Martin is a retired President and Chief Executive Officer of Barnes Group Inc., a $1.3 billion manufacturer and distributor of custom metal parts for aerospace and industrial markets.

CUSIP NO. 01449J105

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lande, Rosenblum, Sirovich, Mindich, Hartman and Martin are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The source of funds for the purchase of the Shares reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the Shares beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,850,000 Shares beneficially owned by Coppersmith Capital is approximately $47,624,292, including brokerage commissions.

The aggregate purchase price of the 30,738 Shares beneficially owned by Scopia Long is approximately $788,088, excluding brokerage commissions.

The aggregate purchase price of the 30,099 Shares beneficially owned by Scopia QP LLC is approximately $768,499, excluding brokerage commissions.

The aggregate purchase price of the 863,505 Shares beneficially owned by Scopia PX is approximately $22,040,148, excluding brokerage commissions.

The aggregate purchase price of the 30,173 Shares beneficially owned by Scopia Partners is approximately $769,699, excluding brokerage commissions.

The aggregate purchase price of the 642,663 Shares beneficially owned by Scopia Windmill is approximately $16,459,586, excluding brokerage commissions.

The aggregate purchase price of the 151,334 Shares beneficially owned by Scopia International is approximately $3,861,908, excluding brokerage commissions.

The aggregate purchase price of the 1,059,696 Shares beneficially owned by Scopia PX International is approximately $27,095,918, excluding brokerage commissions.

The aggregate purchase price of the 4,907 Shares beneficially owned by Scopia LB is approximately $125,768, excluding brokerage commissions.

The aggregate purchase price of the 92,918 Shares held in the Managed Account is approximately $2,380,320, excluding brokerage commissions.

The Shares purchased by each of Messrs. Hartman and Martin were purchased with personal finds in open market purchases.  The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Hartman is $27,321.  The aggregate purchase price of the 925 Shares beneficially owned by Mr. Martin is $24,998.

CUSIP NO. 01449J105

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 13, 2013, the Reporting Persons filed with the Securities and Exchange Commission a preliminary proxy statement in connection with their solicitation of proxies for the election of three highly-qualified director candidates to the board of directors of the Issuer (the “Board”) at the 2013 annual meeting of the stockholders of the Issuer (the “2013 Annual Meeting”). The Reporting Persons intend to continue to engage in communications with the management, Board and stockholders of the Issuer regarding the 2013 Annual Meeting, the election of their highly-qualified nominees to the Board, and Board composition generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,288,432 Shares outstanding, as of May 6, 2013, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013 filed with the Securities and Exchange Commission on May 9, 2013.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,850,000 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 1,850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares on behalf of Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,850,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,850,000

CUSIP NO. 01449J105

(c)	The transactions in the Shares by Mr. Lande and on behalf of Coppersmith Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,850,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,850,000

(c)	The transactions in the Shares by Mr. Rosenblum and on behalf of Coppersmith Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Long

(a)	As of the close of business on the date hereof, Scopia Long beneficially owned 30,738 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,738
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,738
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia QP LLC

(a)	As of the close of business on the date hereof, Scopia QP LLC beneficially owned 30,099 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,099
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,099
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 01449J105

(c)	The transactions in the Shares by Scopia QP LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia PX

(a)	As of the close of business on the date hereof, Scopia PX beneficially owned 863,505 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 863,505
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 863,505
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia Partners

(a)	As of the close of business on the date hereof, Scopia Partners beneficially owned 30,173 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,173
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,173
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia Windmill

(a)	As of the close of business on the date hereof, Scopia Windmill beneficially owned 642,663 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 642,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 642,663
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

I.	Scopia International

(a)	As of the close of business on the date hereof, Scopia International beneficially owned 151,334 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 151,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 151,334
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia PX International

(a)	As of the close of business on the date hereof, Scopia PX International beneficially owned 1,059,696 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 1,059,696
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,059,696
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.           Scopia LB

(a)	As of the close of business on the date hereof, Scopia LB beneficially owned 4,907 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,907
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,907
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 4,709 Shares owned by Scopia LB; (vi) 642,663 Shares owned by Scopia Windmill; (vii) 151,334 Shares owned by Scopia International; and (viii) 1,059,696 Shares owned by Scopia PX International.

Percentage: Approximately 3.5%

CUSIP NO. 01449J105

(b)	1. Sole power to vote or direct vote: 2,813,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,813,115
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia Management

(a)
Scopia Management, as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of the Managed Account, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 642,663 Shares owned by Scopia Windmill; (vi) 151,334 Shares owned by Scopia International; (vii) 1,059,696 Shares owned by Scopia PX International; (viii) 4,907 Shares owned by Scopia LB and (ix)  92,918 Shares held in the Managed Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,906,033
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,906,033
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Management has not directly entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 642,663 Shares owned by Scopia Windmill; (vi) 151,334 Shares owned by Scopia International; (vii) 1,059,696 Shares owned by Scopia PX International; (viii) 4,907 Shares owned by Scopia LB and (ix)  92,918 Shares held in the Managed Account.

Percentage: Approximately 3.6%

CUSIP NO. 01449J105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,906,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,906,033

(c)
Mr. Sirovich has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 30,738 Shares owned by Scopia Long; (ii) 30,099 Shares owned by Scopia QP LLC; (iii) 863,505 Shares owned by Scopia PX; (iv) 30,173 Shares owned by Scopia Partners; (v) 642,663 Shares owned by Scopia Windmill; (vi) 151,334 Shares owned by Scopia International; (vii) 1,059,696 Shares owned by Scopia PX International; (viii) 4,907 Shares owned by Scopia LB and (ix)  92,918 Shares held in the Managed Account.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,906,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,906,033

(c)
Mr. Mindich has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

P.	Mr. Hartman

(a)	As of the close of business on the date hereof, Mr. Hartman beneficially owns 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 01449J105

(c)	The transactions in the Shares by Mr. Hartman since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Q.	Mr. Martin

(a)	As of the close of business on the date hereof, Mr. Martin beneficially owns 925 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 925
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 925
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Martin since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 4,757,958 Shares, constituting approximately 5.9% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On June 14, 2013, Scopia LB entered into a joinder agreement to that certain Joint Filing and Solicitation Agreement dated as of March 15, 2013 by and between Coppersmith Capital and Scopia Management, pursuant to which Scopia LB agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the joinder agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  A copy of the Joint Filing and Solicitation Agreement was filed as Exhibit 99.2 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

99.1	Joinder Agreement dated June 14, 2013 to the Joint Filing and Solicitation Agreement.

CUSIP NO. 01449J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2013

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE, Individually and as Attorney-In-Fact for Curt R. Hartman and Theodore E. Martin

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 01449J105

SCOPIA PARTNERS LLC			SCOPIA PARTNERS QP LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member
SCOPIA PX, LLC			SCOPIA LONG LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA INTERNATIONAL MASTER FUND LP			SCOPIA PX INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA WINDMILL FUND, LP			SCOPIA LB LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

CUSIP NO. 01449J105

SCOPIA CAPITAL GP LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA CAPITAL MANAGEMENT LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 01449J105

SCHEDULE A

Transactions in the Shares since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

SCOPIA CAPITAL MANAGEMENT LLC
(Through the Managed Account)

7,499	26.71	05/21/2013

SCOPIA LB LLC

4,907	25.63	06/03/2013